Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 25, 2010

$[—] Callable Point to Point Notes Linked to the Dow Jones Industrial AverageSM due March 31, 2016 Medium-Term Notes, Series A, No. E-4542

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	March 26, 2010‡‡

Issue Date:	March 31, 2010

Final Valuation Date:	March 28, 2016*‡‡

Maturity Date:	March 31, 2016** ‡‡‡ (resulting in a term to maturity of approximately 6 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Dow Jones Industrial AverageSM (the “Index”) (Bloomberg ticker symbol “INDU <Index>”)

Automatic Call:	On the Review Date, if the closing level of the Index is greater than or equal to the Call Level, the Notes will be automatically called for a cash payment per Note equal to the Call Price, which will be payable on the applicable Premium Payment Date.

Review Date:	March 26, 2015*‡‡

Call Price:	For every $1,000 principal amount Note, you will receive a cash payment of $1,000 plus the Call Premium.

Call Premium:	$1,000 multiplied by the Premium Percentage.

Premium Percentage:	35%

Premium Payment Date:	The third business day after the Review Date.

Call Level:	[—], 135% of the Initial Level

Payment at Maturity (if not called):

If the Notes are not automatically called on the review date and the final level is greater than the initial level, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the Index Return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Notes are not automatically called on the review date and the final level is less than or equal to the initial level, you will receive at maturity a cash payment equal to the principal amount of your Notes.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the closing level of the Index on the initial valuation date.

Final Level:	The closing level of the Index on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JM23 and US06740JM233

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
‡‡	If such day is not a scheduled trading day, then the initial valuation date, the final valuation date or review date, as applicable, will be the next succeeding scheduled trading day.
‡‡‡

If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	5%	95%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 5.00% of the principal amount of the notes, or $5.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an Initial Level of 10,392.90, a Call Level of 14,030.42 and a Premium Percentage of 35%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Notes Are Not Automatically Called Prior to Maturity			Total Return if Notes Are Automatically Called Prior to Maturity[2]	Payment if Notes Are Automatically Called Prior to Maturity
Final Level	Index Return	Total Return if Notes Are Not Automatically Called Prior to Maturity[1]
20,785.80	100.00%	$2,000.00	35.00%	$1,350.00
19,746.51	90.00%	$1,900.00	35.00%	$1,350.00
18,707.22	80.00%	$1,800.00	35.00%	$1,350.00
17,667.93	70.00%	$1,700.00	35.00%	$1,350.00
16,628.64	60.00%	$1,600.00	35.00%	$1,350.00
15,589.35	50.00%	$1,500.00	35.00%	$1,350.00
14,550.06	40.00%	$1,400.00	35.00%	$1,350.00
13,510.77	30.00%	$1,300.00	35.00%	$1,350.00
12,471.48	20.00%	$1,200.00	35.00%	$1,350.00
11,432.19	10.00%	$1,100.00	35.00%	$1,350.00
11,120.40	7.00%	$1,070.00	35.00%	$1,350.00
10,808.62	4.00%	$1,040.00	35.00%	$1,350.00
10,704.69	3.00%	$1,030.00	35.00%	$1,350.00
10,392.90	0.00%	$1,000.00	35.00%	$1,350.00
9,353.61	-10.00%	$1,000.00	35.00%	$1,350.00
8,833.97	-15.00%	$1,000.00	35.00%	$1,350.00
8,314.32	-20.00%	$1,000.00	35.00%	$1,350.00
7,794.68	-25.00%	$1,000.00	35.00%	$1,350.00
7,275.03	-30.00%	$1,000.00	35.00%	$1,350.00
6,235.74	-40.00%	$1,000.00	35.00%	$1,350.00
5,196.45	-50.00%	$1,000.00	35.00%	$1,350.00
4,157.16	-60.00%	$1,000.00	35.00%	$1,350.00
3,117.87	-70.00%	$1,000.00	35.00%	$1,350.00
2,078.58	-80.00%	$1,000.00	35.00%	$1,350.00
1,039.29	-90.00%	$1,000.00	35.00%	$1,350.00
0.00	100.00%	$1,000.00	35.00%	$1,350.00

[1]	On the Review Date, the closing level of the Index is less than the Call Level.
[2]	On the Review Date, the closing level of the Index is greater than or equal to the Call Level.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 10,392.90 to a closing level of 14,550.06 on the review date. Because the closing level of the Index on the review date of 14,550.06 is greater than the call level of 14,030.42, the Notes are automatically called, and the investor receives a single payment of $1,350 per $1,000 principal amount Note on the premium payment date, calculated as follows:

$1,000 + ($1,000 × 35%) = $1,350.00

Example 2: The Notes are not automatically called on the review date, and the level of the Index decreases from the initial level of 10,392.90 to the final level of 9,353.61. Because the index return of -10% is less than 0%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Notes are not automatically called, and the level of the Index increases from the initial level of 10,392.90 to a final level of 12,471.48. Because the index return of 20.00% is greater than 0%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 20.00%) = $1,200

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The review date, the final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities); and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the Index in some circumstances. If the Notes are not automatically called, you will be entitled to at least the principal amount of your Notes. If the Notes are automatically called, you will receive on the premium payment date a return equal to the premium percentage for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit as a Result of Automatic Call Feature—While the original term of the Notes is about six years, the Notes will be called prior to maturity if the closing level of the Index is at or above the call level on the review date and you will be entitled to a cash payment equal to the call price for every $1,000 principal amount Note, payable on the applicable premium payment date.

•

Limited Protection Against Loss—If the Notes are not automatically called, you only receive the principal amount of your Notes if the final level of the Index has decreased compared to the initial level.

•

Diversification Among U.S. Equities of the Dow Jones Industrial AverageSM—The return on the Notes is linked to the Dow Jones Industrial AverageSM . The Dow Jones Industrial Average SM is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc, as representative of the broad market of U.S. industry. For additional information on the Index, see the information set forth “Non Proprietary Indices—Equity Indices—Dow Jones Industrial AverageSM” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. To the extent that the discussion below is inconsistent with the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, the discussion below supersedes the discussion in the prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based

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on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though no payments will be made on the Notes prior to the redemption or maturity of the Notes. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be.

It is not entirely clear under relevant Treasury regulations how the maturity date for debt instruments such as the Notes that provide for the possibility of early redemption should be determined for purposes of computing the comparable yield and projected payment schedule. Based on the following discussion, it would be reasonable to ignore the possibility of early redemption unless and until it occurs. By purchasing this Note, you agree to follow this approach for U.S. federal income tax purposes. You should be aware, however, that there are other possible interpretations of relevant regulations, including one that, based on a more literal reading, might allow you to take a deduction in the taxable year in which the Premium Payment Date falls, rather than at maturity, to account for the fact that previously accrued interest is not ultimately paid.

The appropriate treatment of the Notes is not clear because the relevant Treasury regulations reserve on the treatment of payments that are contingent as to timing. We are advised by the issuer, however, that the Notes are not likely to be redeemed early. We therefore think it would be reasonable to treat the possibility of early redemption in the same manner as an issuer’s out-of-the-money call right. Under analogous circumstances, such a right would be ignored for purposes of accruing interest, unless and until it was exercised. This discussion therefore assumes that the possibility of early redemption should be ignored unless and until it occurs.

If your Notes are redeemed early, you will generally recognize ordinary interest income equal to the Call Price minus your adjusted basis in the Notes, which will generally be equal to the cost of your Notes increased by the amount of interest previously accrued with respect to the Notes.

Under the special rules governing contingent payment debt obligations, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise).

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not automatically called, the return on the Notes will depend on and the extent to which the index return is positive or negative. On the final valuation date, if the final level of the Index is less than or equal to the initial level of the Index, you will only receive the principal amount of your notes.

•

Your Maximum Gain on the Notes May Be Limited to the Call Premium—Because the Notes may be called if the closing level of the Index is at or above the call level on the review date, the maximum return on the Notes may be limited to the premium percentage regardless of the appreciation in the Index, which may be significant.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on the review date and the final valuation date, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 7, 2002 through February 18, 2010. The closing level of the Index on February 18, 2010 was 10,392.90.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the final valuation date. We cannot give you assurance that the performance of the Index will result in any return in addition to your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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